Filed by China Biologic Products Holdings, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: China Biologic Products, Inc. (Commission File No.: 001-34566)

Form F-4 File No.: 333- 217564

China Biologic Announces Effectiveness of Registration Statement and Mailing of Definitive Proxy Statement/Prospectus for 2017 Annual Meeting of Stockholders

BEIJING, CHINA, May 19, 2017 — China Biologic Products, Inc. (“China Biologic” or the “Company”) (NASDAQ: CBPO), a leading fully integrated plasma-based biopharmaceutical company in China, announced today that the Securities and Exchange Commission has declared effective a Form F-4 Registration Statement, which includes a Proxy Statement of China Biologic and also constitutes a Prospectus of China Biologic Products Holdings, Inc. (the “proxy statement/prospectus”), in connection with the proposed redomicile of China Biologic as a Cayman Islands company. The redomicile will be effected through a merger (the “Merger”) of China Biologic with China Biologic Products Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of China Biologic, resulting in the shares of China Biologic being converted into the right to receive shares of China Biologic Products Holdings, Inc.

The Company, with almost all of its current business and operations conducted outside of the United States, expects the Merger will improve its ability to grow both internationally and as well as in China which has a strictly regulated biopharmaceutical industry that may officially or unofficially favor companies that are incorporated in jurisdictions that are not politically and economically perceived to be in competition with China. Additionally, the proposed redomicile can result in a reduction in operational, administrative, legal and accounting costs over the long term. Holders of China Biologic common stock as of May 17, 2017, the record date, will be asked to approve the proposed Merger at the 2017 annual meeting of stockholders, to be held on Friday, June 30, 2017 at 10:00 a.m., Beijing time. Stockholders of record as of the close of business on the record date are entitled to notice of and vote at the annual meeting, which will be held at the Company’s principal office located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

China Biologic will commence the mailing of the proxy statement/prospectus to all holders of China Biologic common stock as of the record date on May 19, 2017.

The proposed Merger is subject to approval by holders of China Biologic common stock.

About China Biologic Products, Inc.

China Biologic Products, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its majority owned subsidiary, Shandong Taibang Biological Products Co., Ltd., and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

For more information, please contact:

China Biologic Products, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the terms and completion of the proposed Merger, the change in the Company’s place of incorporation, the ability to grow internationally and in China, the reduction in operating expenses resulting therefrom, the proposal to be approved by the Company’s stockholders at the annual meeting and the commencement of the mailing of the proxy statement/prospectus. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These uncertainties include, but are not limited to, the ability of the parties to consummate the proposed Merger, the satisfaction of closing conditions to consummate the Merger, the Company’s ability to realize the anticipated reduction in operating expenses, and obtaining requisite approvals, including from the Company’s stockholders. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

Additional Information and Where to Find It

This communication is being made in respect of a proposed redomicile transaction. INVESTORS OF CHINA BIOLOGIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER. These documents will contain important information that investors should consider. The proxy statement/prospectus will be mailed to China Biologic stockholders. The proxy statement/ prospectus and any other documents filed by China Biologic with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by China Biologic by contacting China Biologic’s Investor Relations by phone at +86-10-6598-3177 or by email at ir@chinabiologic.com.

China Biologic and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the proposed Merger, if any, is included in the proxy statement/prospectus. You can find information about China Biologic’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from China Biologic Investor Relations.